UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7*)

___________________________________________________

Inseego Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

45782B104
(CUSIP Number)

Paul L. Robinson
450 Park Avenue, 30th Floor
New York, New York 10022
(212) 339-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HC2 Holdings 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,067,382

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,067,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,067,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
United Teacher Associates Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental General Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,473,799

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,473,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,473,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental Insurance Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,473,799

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,473,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,473,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental LTC Inc. (f/k/a Continental Insurance Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,473,799

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,473,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,473,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HC2 Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,067,382

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,067,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,067,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 45782B104
SCHEDULE 13D

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D filed on September 16, 2014, as amended by Amendment No. 1 filed on November 21, 2014, Amendment No. 2 filed on February 26, 2015, Amendment No. 3 filed on March 30, 2015, Amendment No. 4 filed on July 30, 2015, Amendment No. 5 filed on January 12, 2016 and Amendment No. 6 filed on March 22, 2016 (as amended to date, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 7. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of Schedule 13D is amended to read in its entirety as follows:

This Schedule D relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Inseego Corp. (the “Issuer”).

On November 8, 2016, the Issuer completed an internal reorganization (the “Reorganization”) pursuant to which the former issuer, Novatel Wireless, Inc. (“Novatel Wireless”), became a direct, wholly-owned subsidiary of the Issuer. Each share of Novatel Wireless Common Stock issued and outstanding immediately prior to the Reorganization automatically converted into an equivalent corresponding share of the Issuer’s Common Stock having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Novatel Wireless Common Stock being converted. Accordingly, upon consummation of the Reorganization, Novatel Wireless’s stockholders immediately prior to the consummation of the Reorganization became stockholders of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following to the end thereof:

No funds were exchanged in connection with the transaction effected on December 31, 2016 and reported below in Item 4 of this Amendment 7.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

On December 31, 2016, United Teacher Associates Insurance Company (“UTAIC”), an indirect wholly-owned subsidiary of HC2 Holdings 2, Inc. (“HC2 Holdings”) and an affiliate of Continental General Insurance Company (“CGIC”), merged into CGIC, resulting in the 8,338,270 shares previously held by UTAIC being held by CGIC. This merger was completed in connection with an internal restructuring.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 13,067,382 Shares, representing the beneficial ownership of 23.5% of the Shares, based on 53,955,341 Shares outstanding, as disclosed in Novatel Wireless’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Quarterly Report”). The number of Shares beneficially owned includes Shares acquirable starting September 26, 2015 upon exercise of the warrant issued on March 26, 2015 (the “March 2015 Warrant”).

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 13,067,382 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 13,067,382 Shares.

(a, b) As of the date hereof, as a result of the transaction reported above in Item 4 of this Amendment No. 7, UTAIC may be deemed to be the beneficial owner of none of the Shares.

UTAIC has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of none of the Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of none of the Shares.

(a, b) As of the date hereof, CGIC may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 21.3% of the Shares, based on 53,955,341 Shares outstanding, as disclosed in the Quarterly Report.

CGIC has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(a, b) As of the date hereof, Continental Insurance Group Ltd. ("CIG") may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 21.3% of the Shares, based on 53,955,341 Shares outstanding, as disclosed in the Quarterly Report.

CIG has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(a, b) As of the date hereof, Continental LTC Inc. ("LTC") may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 21.3% of the Shares, based on 53,955,341 Shares outstanding, as disclosed in the Quarterly Report.

LTC has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(a, b) As of the date hereof, HC2 Holdings, Inc. (“HC2”) may be deemed to be the beneficial owner of 13,067,382 Shares, representing the beneficial ownership of 23.5% of the Shares, based on 53,955,341 Shares outstanding, as disclosed in the Quarterly Report. The number of Shares beneficially owned includes Shares acquirable starting September 26, 2015 upon exercise of the March 2015 Warrant.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 13,067,382 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 13,067,382 Shares.

(c) Except as set forth above in Item 4 of this Amendment 7 or previously reported in the Schedule 13D, the Reporting Persons have not effected any transactions in the Shares within the last 60 days.

(e) As a result of the transaction effected on December 31, 2016 and reported above in Item 4 of this Amendment 7, UTAIC no longer holds or beneficially owns any shares of the Issuer and ceased to be a reporting person as of December 31, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2017

HC2 HOLDINGS 2, INC.

By:	/s/ Michael J. Sena
	Name:	Michael J. Sena
	Title:	Chief Financial Officer

CONTINENTAL GENERAL INSURANCE COMPANY

By:	/s/ Michael Mazur
	Name:	Michael Mazur
	Title:	Chief Executive Officer & President

CONTINENTAL INSURANCE GROUP LTD.

By:	/s/ James P. Corcoran
	Name:	James P. Corcoran
	Title:	Executive Chair

CONTINENTA LTC INC.

By:	/s/ James P. Corcoran
	Name:	James. P. Corcoran
	Title:	Executive Chair

HC2 HOLDINGS, INC.

By:	/s/ Michael J. Sena
	Name:	Michael J. Sena
	Title:	Chief Financial Officer